Charles L. Strauss Partner
Fulbright Tower • 1301 McKinney, Suite 5100 • Houston, Texas 77010-3095 cstrauss@fulbright.com • Direct: 713 651 5535 • Main: 713 651 5151 • Facsimile: 713 651 5246

February 24, 2011

Via EDGAR

Ms. Caroline Kim

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Form 10-K”), filed March 3, 2010

Dear Ms. Kim:

On behalf of Rex Energy Corporation (the “Company”), we are writing to respond to your letter dated February 16, 2011 (the “Comment Letter”) containing the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. For the convenience of the Staff, we have set forth below, in boldface type, the number and text of each comment in the Comment Letter followed by the Company’s responses thereto.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Engineering Comments

Risk Factors, page 18

1.	We have read reports of wells not being able to produce from the Marcellus Shale because of the high yields of ethane which has no market in the northeast, especially Pennsylvania. However, we see no such mention of this in your document. If this is an issue on your properties, please disclose it in future documents.

Response: The Company notes the Staff’s comment. While the Company has ethane production in its Butler County, Pennsylvania project area in the Marcellus Shale, the Company also has cryogenic gas processing capabilities in this region that have the ability to strip away the ethane gas, making the natural gas suitable for sales. As described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”), on December 21, 2009, the Company, through its wholly owned subsidiary R.E. Gas Development, LLC, entered into a midstream joint venture with Stonehenge Energy Resources, L.P. to be operated as

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Caroline Kim

Securities and Exchange Commission

February 24, 2011

Keystone Midstream Services, LLC (“Keystone Midstream”), in which the Company owns a 28% interest. The Company currently utilizes one plant (which the Company believes will have capacity of 40 MMcf per day), which is owned and operated by Keystone Midstream. A second plant with the same output capacity is currently in the planning stages. The Company’s arrangements with Keystone Midstream are discussed in the Form 10-K.

Once the ethane is stripped by the plant as described in the preceding paragraph, most of it is used to run the compressors for the plant and thus is not required to be otherwise disposed of. The Company does not believe that the minimal amount of ethane gas remaining for disposal after use in the plant creates any specified risk for the Company that would trigger disclosure in the Company’s filings with the Commission. In addition, the Form 10-K included a specific risk factor related to regulations restricting the emission of “greenhouse gasses” (see page 28 of the Form 10-K). The Company will continue to monitor its ethane production and determine whether any disclosure may be required related thereto in its future filings.

Proved Reserves, page 35

2.	It is not clear to us how you can book 57 BCFe of proved undeveloped reserves (PUDs), after only developing 1.1 BCFe of PUDs and only spending $5.8 million to do so in 2009 and reasonably think you will be able to develop the necessary reserves within five years. Please tell us:

•	how many PUD reserves you developed in 2010;

•	the approximate number of PUD reserves you added in 2010;

•	the amount of capital you spent developing the PUDs in 2010;

•	as of December 31, 2011 [sic] how many of your current PUD reserves will have been booked 5 years or more if they are not developed by that time.

Response: The Company notes the Staff’s comments. Per a conversation on February 22, 2011, between a representative of Fulbright & Jaworski L.L.P. and James Murphy of the Staff, Mr. Murphy confirmed that the reference in the final bullet point of this comment to “December 31, 2011” should have been a reference to “December 31, 2010”. The Company prepared the response below accordingly.

Approximately 10.5 Bcfe of the 57.3 Bcfe recorded as PUD at December 31, 2009 was related to conventional oil well development in the Illinois Basin. These wells are historically inexpensive to drill. However, as of December 31, 2010, the Company has removed these PUDs from the Company’s books as the Company has shifted focus to the Company’s enhanced oil recovery project (EOR project), in the Lawrence Field in Lawrence County, Illinois, which the Company refers to as its Lawrence Field ASP Flood Project and which was not part of the Company’s proved reserves as of December 31, 2010. The Company does not expect to drill the removed PUD locations within the next five years.

Caroline Kim

Securities and Exchange Commission

February 24, 2011

Additionally, 3.5 Bcfe of the 57.3 Bcfe total proved reserves recorded as PUD were development of non-Marcellus Shale wells in the Appalachian Basin. Under the Company’s current development plans in the Marcellus Shale, the 3.5 Bcfe of reserves are not scheduled to be developed within the next five years. Thus the reserves were removed from the PUD category as of December 31, 2010.

Most of the remaining PUD reserves that were booked as of December 31, 2009 were as a result of Marcellus Shale exploration during 2009. The Company drilled and completed and placed into service nine Marcellus Shale wells during 2009, of which just one was a PUD location. The drilling of these eight unproved wells and one PUD location resulted in the booking of 18 PUD locations with proved reserves of 1.1 MBOE of NGLs and 36.5 BCF of natural gas.

The Company developed 14 locations during 2010, which resulted in PDP reserves of 22.4 Bcfe. For the year ended December 31, 2010, the Company booked 59 PUDs, which reflects an increase of 41 over 2009, resulting in proved reserves of 116.4 BCFE, an increase of 59.1 BCFE over 2009. The Company spent approximately $25.8 million on developing PUD locations during 2010.

As of December 31, 2011 the Company will not have any PUDs that will have been booked for five years or more if they have not been developed prior to that time. The ratio of horizontal wells booked as PUD to horizontal wells booked as PDP is 2.5 to 1. In addition, approximately 30% of the PUD locations as of December 31, 2010 are scheduled to be developed during 2011.

Acreage and Productive Wells Summary, page 38

3.	In this table you indicate you have an interest in 452 gross gas wells and 1,418 gross oil wells. Please reconcile these numbers with the statement you made in the Business section where you stated at December 31, 2009 you operated 2,134 wells.

Response: The Company notes the Staff’s comment. As reflected in the reconciliation below, the Company’s count of total operated wells at December 31, 2009 included approximately 458 disposal and injection wells.

	Operated	Non- Operated	Total

Oil	1,416	2	1,418

Natural Gas	260	192	452

Disposal/Injection	458	—	458

Total	2,134	194	2,328

Caroline Kim

Securities and Exchange Commission

February 24, 2011

Oil and Natural Gas Reserve Quantities (Unaudited), page 111

4.	Please replace the current definition of proved reserves here and elsewhere in the document in future filings with the new definition of proved reserves as found under definitions of Regulation S-X Rule 410.

Response: In future filings, the Company will use the new definition of proved reserves as found under the definitions of Regulation S-X Rule 4-10.

5.	We note that in 2010 [sic] you approximately doubled your oil reserves and increased your gas reserves by approximately a third through revisions. Although you previously mentioned increased prices as a reason for the increases it was not made clear that it was this great of an impact. You also had large increase in natural gas reserves in 2010 [sic] from extension and discoveries and large increases and decreases in previous years. Please revise future filings to comply with ASC Topic 932 paragraph 50-5 pertaining to the disclosure of changes in the net quantities of an entity’s proved reserves of oil and gas during the year with appropriate explanation of significant changes as the rule requires.

Response: The Company notes the Staff’s comments. Per a conversation on February 22, 2011, between a representative of Fulbright & Jaworski L.L.P. and James Murphy of the Staff, Mr. Murphy confirmed that the two references in this comment to “2010” should have been references to “2009”. The Company prepared the response below accordingly.

In response to the Staff’s comment, below is an example disclosure to comply with ASC Topic 932 paragraph 50-5 pertaining to the disclosure of changes in the net quantities of an entity’s proved reserves of oil and gas during the year, with explanation of significant changes (this disclosure would be inserted immediately under footnote (a) to the table under note 18 Oil and Natural Gas Reserve Quantities (unaudited) on page 113 of the Form 10-K):

“Revisions. Revisions represent changes in previous reserves estimates, either upward or downward, resulting from new information normally obtained from developmental drilling and production history or resulting from a change in economic factors, such as commodity prices, operating costs or development costs. The increase in our oil reserves as of December 31, 2009 through revisions was primarily due to an increase in the price of oil used in the reserves estimates from $41.00 per barrel in 2008 to $57.65 per barrel in 2009. The increase in our natural gas reserves as of December 31, 2009 through revisions was primarily due to a positive development and production history, which was partially offset by a decrease in the natural gas price used from $5.71 in 2008 to $3.87 in 2009.

Extensions, discoveries and other additions. These are additions to proved reserves that result from (1) extension of the proved acreage of previously discovered reservoirs through additional drilling in periods subsequent to discovery and (2) discovery of new fields with proved reserves or of new reservoirs of proved reserves in old fields. Extensions, discoveries and other additions at December 31, 2009 include increases in proved undeveloped locations as a result of our successful exploration efforts in the Marcellus Shale in conjunction with the change in the SEC’s rules to allow producers in continuous accumulation plays to report additional undrilled locations beyond one offset on each side of a horizontal producing well.”

Caroline Kim

Securities and Exchange Commission

February 24, 2011

In future filings, the Company will provide an explanation of significant changes in the net quantities of its proved reserves of oil and gas during the year in compliance with ASC Topic 932 paragraph 50-5.

In addition, pursuant to your request, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

******

Please direct any additional comments or questions regarding the Company’s responses to the Staff’s comments to Charles L. Strauss of this Firm at (713) 651-5535 or by facsimile at (713) 651-5246.

Sincerely,

/s/ Fulbright & Jaworski L.L.P.

Fulbright & Jaworski L.L.P.

cc:	H. Roger Schwall, Securities and Exchange Commission

Paul Monsour, Securities and Exchange Commission

Lily Dang, Securities and Exchange Commission

James Murphy, Securities and Exchange Commission

Daniel J. Churay, Rex Energy Corporation

Thomas C. Stabley, Rex Energy Corporation